SEC FILE NUMBER
                                                                      0-7059
                                                                   CUSIP NUMBER
                                                                   460263 10 6

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

     (Check One)    / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q

                    / / Form N-SAR

                    For Period Ended:  March 31, 1995
                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended: __________________________

                Read Instruction (on back page) Before Preparing Form.
                                Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     ___________________________________________________________________________

     PART I - REGISTRANT INFORMATION

     International Research and Development Corporation
     Full Name of Registrant

     ___________________________________________________________________________
     Former Name if Applicable

     500 North Main Street
     Address of Principal Executive Office (Street and Number)

     Mattawan, Michigan  49071
     City, State and Zip Code

     PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     See Attached

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Mr. Curt Dally                       (616)             668-3336
             (Name)                         (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 \ \ Yes  \X\ No

          See Attached

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 \X\ Yes  \ \ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See Attached

                  International Research and Development Corporation
                     (Name of Registrant as Specified in Charter)


     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date May 16, 1995                By /s/ Curt Dally
                                             Curt Dally, Secretary and Treasurer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representation. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION
              Intentional misstatements or omissions of fact constitute
                  Federal Criminal Violations (See 18 U.S.C. 1001).
                                 GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.





                                FORM 12b-25 ATTACHMENT

     Part III - Narrative

          The subject report on Form 10-Q could not be filed within the prescribed time period because information required for its completion and filing is not yet available due to strains on management as a result of discovered accounting irregularities and related matters previously described in the Registrant's Current Report on Form 8-K (January 30, 1995) which is incorporated herein by reference. The Registrant estimates that the Form 10-Q will be filed within 30 days, although the precise filing date remains uncertain.

     Part IV - Other Information

     (2) The Registrant has not yet filed its annual report on Form 10-K for the fiscal year ended December 31, 1994.

     (3) The Registrant expects that it will report a significant decline in operating earnings from those reported for first quarter of 1994. The precise amount of the decline is not yet known. As previously disclosed, first quarter 1994 results will be restated as a result of accounting irregularities. Such restatement is not yet complete.